Snap Interactive, Inc.
363 7th Avenue, 13th Floor,
New York, NY 10001
Telephone Number: (516) 942-2030

April 6, 2011

VIA EDGAR
Mr. Matthew Crispino
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Snap Interactive, Inc.
        Registration Statement on Form S-1
        Filed February 11, 2011
        File No. 333-172202

Dear Mr. Crispino:

We are in receipt of the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated February 22, 2011 regarding the above referenced filings (the “Comment Letter”). As requested, we are providing the Company’s responses to the Comment Letter. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

References herein to page numbers are to the page numbers in Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 1 to the Registration Statement”).

General

1.
If you intend to request effectiveness before providing updated audited financial statements for the fiscal  year ended December 31, 2010, confirm that such audited financial statements are not available and provide us with your analysis as to whether you satisfy each of the requirements of Rule 8-08(b) of Regulation S-X.

Answer: The Company did not intend to request effectiveness before providing updated audited financials statements for the fiscal year ended December 31, 2010. The Company has in fact included updated financials statements for the stated period in this filing of the Amendment No.1 to the Registration Statement.

Undertakings, page II-5

2.	Please provide the undertaking required by Item 512(h) of Regulation S-K.

Answer: The Company has provided the undertaking required by Item 512(h) of Regulation S-K on page II-6.

Signatures, page II-6

3.
It appears that only the registrant has signed the registration statement.  The registration statement must also be signed by specified persons in their individual capacities, including the company’s principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors.  Please revise.  Refer to Instruction 1 to Signatures in the Form S-1.  If any person occupies more than one of the specified positions required to sing the Form S-1, indicate on the signature page all of the capacities in which the person is signing the Form S-1.  Also, the appropriate text specified in the Form S-1 should precede the signatures provided by the required individuals.

Answer: The Company has revised to include the signature and the appropriate text preceding the signature as required by Instruction 1 to Signatures in the Form S-1.

The Company acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Snap Interactive, Inc.

/s/ Clifford Lerner
Director, Chief Executive Officer and Chief Financial and Accounting Officer